333-9324

P.E. 8/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2002

Husky Energy Inc.
(Translation of registrant's name into English)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On August 1, 2002, Husky Energy Inc. issued its quarterly report for the three-month period ended June 30, 2002. The quarterly report is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By: ______________________
Neil D. McGee
Vice President, Chief
Financial Officer

By: ______________________
James D. Girgulis
Vice President, Legal &
Corporate Secretary

Date: August 1, 2002

Exhibit A

HUSKY ENERGY INC. | TSE SYMBOL

HSE

QUARTERLY REPORT FOR THE PERIOD ENDING JUNE 30, 2

For Immediate Release
August 1, 2002

LOOKING BEYOND
THE HORIZON


Q2

Wenchang FF

Husky Energy Inc. Reports Solid Financial Results; Major Projects Commence Contribution to Production

Net Earnings
($ millions – 2001 amounts as restated)


400
300
200
100
0
Q2 Q3 Q4 Q1 Q2
2001
2002

Cash Flow from Operations
($ millions)


600
500
400
300
200
100
0
Q2 Q3 Q4 Q1 Q2
2001
2002

Total Production
(mboe/day)


300
200
100
0
Q2 Q3 Q4 Q1 Q2
2001
2002

Calgary, Alberta – Husky Energy Inc. ("Husky") today reported net earnings of $263 millic ($0.64 per share) in the second quarter of 2002, compared to $299 million ($0.73 per share) in tl same quarter of 2001. Cash flow from operations in the second quarter of 2002 was $498 millic ($1.17 per share) compared to $561 million ($1.32 per share) in the same quarter of 200 Net earnings rose 109 percent and cash flow rose 34 percent compared to the first quarter of 200 Net earnings of $254 million for the second quarter of 2001 have been restated to $299 million reflect adoption of the recommendations of the Canadian Institute of Chartered Accountants c foreign currency translation.

Net earnings in the second quarter of 2002 were down from the same period last year mainly due lower natural gas prices, scheduled turnaround-related throughput reductions at the Lloydminst Upgrader and lower marketing margins in the refined products business. Net earnings were positive impacted by a nine percent increase in production, which averaged 288,900 barrels of oil equivale per day in the second quarter compared to 264,000 barrels of oil equivalent per day in the san quarter last year, higher prices on crude oil production, a foreign exchange gain on the Company U.S. dollar denominated debt and a lower income tax provision.

"This was the first full quarter of production contribution from Terra Nova," said Mr. John C.S. La President and Chief Executive Officer of Husky. "In addition, first oil was achieved at the Wenchar project in the South China Sea in July which will add oil production and cash flow in the future. W continue to make progress on the White Rose offshore project."

Husky's net earnings for the first six months of 2002 were $389 million ($0.93 per share), compare to $491 million ($1.15 per share) for the same period in 2001. Cash flow from operations for the fir six months of 2002 was $871 million ($2.04 per share), compared to $1,181 million ($2.79 per shar for the same period in 2001. Lower net earnings and cash flow reflect lower natural gas prices, whic were partially offset by higher crude oil prices.

First oil was achieved at the Wenchang offshore project on July 7, 2002. Husky has a 40 perce working interest in Wenchang. The peak production is expected to be 50,000 barrels of oil per da The project is anticipated to add an annual average 8,000 barrels of oil per day to Husky's productic in 2002 and 20,000 barrels of oil per day when it reaches peak production. Production from tl Wenchang project has to-date exceeded expectations.

Lloydminster heavy crude oil production increased during the second quarter of 2002 to an average 76,900 barrels of oil per day from 60,300 barrels of oil per day in the same period in 2001 due to tl 2001/2002 drilling program, well optimization program, higher cold production and the acquisition the Bolney/Celtic properties in the third quarter of 2001.

Husky Energ

Highlights

(millions of dollars, except per share amounts)		Three months ended June 30 2002	Three months ended June 30 2001[1]	% Change	Six months ended June 30 2002	Six months ended June 30 2001[1]	% Change
Sales and operating revenues, net of royalties		**$ 1,659**	$ 1,731	⇓ 4	**$ 3,018**	$ 3,511	⇓ 14
EBITDA[2]		**599**	647	⇓ 7	**1,030**	1,229	⇓ 16
Cash flow from operations		**498**	561	⇓ 11	**871**	1,181	⇓ 26
Per share - Basic		**1.18**	1.33	⇓ 11	**2.05**	2.80	⇓ 27
- Diluted		**1.17**	1.32	⇓ 11	**2.04**	2.79	⇓ 27
Operating profit ("EBIT") [3]							
Upstream		**$ 262**	$ 247		**$ 421**	$ 615	
Midstream		**46**	128		**133**	234	
Refined Products		**22**	44		**32**	54	
Corporate and eliminations		**(19)**	(18)		**(57)**	(39)	
Foreign exchange		**65**	50		**57**	(23)	
Operating profit ("EBIT")		**376**	451		**586**	841	
Interest - net		**(24)**	(26)		**(51)**	(54)	
Income taxes		**(89)**	(126)		**(146)**	(296)	
Net earnings		**$ 263**	$ 299	⇓ 12	**$ 389**	$ 491	⇓ 21
Per share - Basic		**$ 0.64**	$ 0.74	⇓ 14	**$ 0.93**	$ 1.15	⇓ 19
- Diluted		**0.64**	0.73	⇓ 12	**0.93**	1.15	⇓ 19
Dividend paid per share		**0.09**	0.09	-	**0.18**	0.18	-
Daily production, before royalties							
Light/medium crude oil & NGL	*(mbbls/day)*	**116.6**	108.6	⇑ 7	**117.1**	112.0	⇑ 5
Lloydminster heavy crude oil	*(mbbls/day)*	**76.9**	60.3	⇑ 28	**76.9**	58.6	⇑ 31
Natural gas	*(mmcf/day)*	**571.8**	570.8	-	**569.0**	577.4	⇓ 1
Barrels of oil equivalent (6:1)	*(mboe/day)*	**288.9**	264.0	⇑ 9	**288.8**	266.8	⇑ 8

(1) 2001 amounts as restated. Refer to note 3 to the consolidated financial statements.
(2) Earnings from operations before interest, income taxes and depletion, depreciation and amortization. Refer to note 1 to the consolidated financial statements for derivation of this number.
(3) Earnings from operations before interest and income taxes.

Highlights

UPSTREAM

Production

Husky's production during the second quarter of 2002 averaged 289 mboe/day, an increase of nine percent over the second quarter of 2001. Higher production of light/medium crude oil and NGL was due to production from the Terra Nova oil field, which achieved first oil on January 20, 2002, which offset lower production of light/medium crude oil and NGL from Western Canada. Production from Terra Nova averaged 15 mbbls/day (net to Husky) during the second quarter of 2002. Lloydminster heavy crude oil production increased by 28 percent in the second quarter of 2002 as a result of the 2001/2002 drilling program, well optimization program, higher cold production and the acquisition of the Bolney/Celtic properties in third quarter 2001. Natural gas production increased marginally as new well tie-ins from the winter shallow gas program in northwest Alberta offset natural declines. Light/medium crude oil production from operations in Western Canada decreased during the second quarter of 2002 compared with the second quarter of 2001 as a result of natural declines, higher turnaround and maintenance activity and reduced drilling and workovers as a result of an extended spring breakup.

Development drilling during the second quarter of 2002 resulted in 112 net oil wells (second quarter 2001 - 129 net wells) and 10 net natural gas wells (second quarter 2001 - 17 net wells) in Western Canada with a success rate of 95 percent.

Stage 1 of the Bolney/Celtic six mbbls/day heavy oil thermal expansion project is progressing as planned with start-up scheduled for the fourth quarter of 2002. The drilling of eight horizontal steam assisted gravity drainage wells was completed and materials for a steam pipeline are on site. Regulatory approvals have been received for Stage 1 and construction contracts have been awarded.

Exploration

Western Canada

During the second quarter of 2002, 25 net exploratory wells were drilled resulting in six net oil wells and 18 net natural gas wells, a 96 percent success rate. Husky's exploration activity will be concentrated in the winter-only access areas of northeast British Columbia, the foothills along the eastern slopes of the Rocky Mountains and the Deep Basin portion of Western Canada. Planning for the 2002/2003 winter exploration drilling program is underway.

Trepassey

Husky announced in June that it was proceeding with its East Coast exploration drilling program. Drilling on the Trepassey Exploration Licence (EL 1044) in the Jeanne d'Arc Basin commenced in July, 2002. The exploration well will test the oil potential of a large structure located approximately 10 kilometres south of the White Rose oil field and 350 kilometres east of Newfoundland.

Major Project Update

East Coast, Canada

Terra Nova

Production from the Terra Nova oil field commenced in January, 2002. Husky's share of production averaged more than 15 mbbls/day during the second quarter. Husky has a 12.51 percent working interest in the project.

White Rose

Progress continues to be made on the White Rose Project. In April, the Company announced it had awarded the contract to build the White Rose floating production, storage and offloading ("FPSO") hull to Samsung Heavy Industries. SBM IMODCO was awarded the contract for the design and fabrication of the turret and mooring system for

the FPSO. Aker Maritime Kiewit Contractors was awarded the contract to design and build the topsides for the FPSO.

In June, the Company announced time charter contracts had been signed with Knutsen OAS Shipping A.S. for two newbuild shuttle tankers to transport oil from the White Rose FPSO to market. Each vessel will have a one million barrel capacity.

International Offshore - China

Wenchang

First oil was achieved at the Wenchang development project in the South China Sea on July 7, 2002. Husky has a 40 percent interest in the project. Oil production at Wenchang is expected to average 20 mbbls/day (eight mbbls/day - net to Husky) in 2002 and reach a peak of 50 mbbls/day (20 mbbls/day - net to Husky) in 2003.

Oil Sands - Alberta

Kearl

Evaluation of the in-situ bitumen potential at Kearl is ongoing and further stratigraphic test wells are planned for the 2002/2003 drilling season. Work on site at Kearl was deferred during the second quarter due to a forest fire and has now resumed. An environmental impact assessment will be started in the third quarter of 2002.

Tucker

Development planning on the Tucker oil sands property commenced in the second quarter of 2002. The public disclosure process will proceed in the third quarter of 2002 followed by on site testing and detailed engineering design.

MIDSTREAM

Second quarter 2002 sales of synthetic crude oil from the Lloydminster Upgrader averaged 51.3 mbbls/day, as compared with 65.6 mbbls/day in the second quarter of 2001. Lower production at the upgrader in the second quarter of 2002 was due to a scheduled full plant turnaround. The upgrader was shutdown for 16 days in June for this major maintenance program.

REFINED PRODUCTS

During the first half of 2002, sales of motor fuel per retail outlet increased to average 8,100 litres per day from 7,400 litres per day in the same period of 2001.

Forty-two Store Point systems were installed in the second quarter bringing the total number of systems installed to ninety. Store Point is a fully integrated point of sale system that includes scanning, pay at the pump and integrated accounting functions.

During the second quarter of 2002, the first new Husky Market store was commissioned. The Husky Market store model is designed to meet the challenges evolving in the retail gasoline and convenience store industry. The new outlets will present an appearance that is inviting, bright, clean and modern combined with convenient layout and superior products and service. Husky plans to rollout the Husky Market store model progressively over the next several years.

Management's Discussion & Analysis

The following management's discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the six months ended June 30, 2002 and the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2001, as restated. All dollar amounts are in millions of Canadian dollars, unless otherwise indicated.

The calculation of barrels of oil equivalent ("boe") and thousands of cubic feet equivalent ("mcfe") are based on a conversion rate of six thousand cubic feet of natural gas for one barrel of crude oil. All

comparisons refer to the second quarter of 2002 compared with the second quarter of 2001 and the first six months of 2002 compared with the first six months of 2001, unless otherwise indicated.

Management's Discussion and Analysis contains certain terms such as Earnings before interest, taxes, depletion, depreciation and amortization ("EBITDA"), Earnings before interest and taxes ("Operating profit" or "EBIT") and cash flow from operations. These measurements should not be considered an alternative to, or more meaningful than, net earnings or cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles ("GAAP") as indicators of the Company's financial performance or liquidity. Husky's determination of EBITDA, EBIT and cash flow from operations may not be comparable to those reported by other companies. EBITDA, EBIT and cash flow from operations represent measurements of financial performance to which each reporting business segment is responsible. The other items required to arrive at net earnings or cash flow are considered to be corporate in nature.

Quarterly Comparison [(1)]

		Three months ended				
		June 30 2002	March 31 2002	Dec. 31 2001	Sept. 30 2001	June 30 2001
Sales and operating revenues, net of royalties		**$ 1,659**	$ 1,359	$ 1,615	$ 1,470	$ 1,731
EBITDA		**599**	431	302	451	647
Cash flow from operations		**498**	373	287	478	561
Per share - Basic		**1.18**	0.88	0.67	1.13	1.33
- Diluted		**1.17**	0.87	0.66	1.12	1.32
Net earnings		**263**	126	45	118	299
Per share - Basic		**0.64**	0.29	0.09	0.25	0.74
- Diluted		**0.64**	0.29	0.09	0.24	0.73
Daily production, before royalties						
Light/medium crude oil & NGL	*(mbbls/day)*	**116.6**	117.5	111.3	112.7	108.6
Lloydminster heavy crude oil	*(mbbls/day)*	**76.9**	76.9	75.0	69.1	60.3
Natural gas	*(mmcf/day)*	**571.8**	566.0	568.7	567.1	570.8
Barrels of oil equivalent (6:1)	*(mboe/day)*	**288.9**	288.7	281.1	276.3	264.0

[(1)] *2001 amounts as restated. Refer to note 3 to the consolidated financial statements.*

Second quarter 2002 net earnings of $263 million ($0.64 per share - basic & diluted) were 109 percent higher than the $126 million ($0.29 per share - basic & diluted) reported for the first quarter of 2002. The higher earnings were due to higher prices for crude oil, NGL, and natural gas, higher upgrading differential, higher sales volume and margins for light oil refined products and asphalt products, foreign exchange gains and lower interest expense. These positive factors were partially offset by lower upgrader throughput due to a 16 day scheduled turnaround, lower income from infrastructure activities, higher depletion, depreciation and amortization expense and higher income tax expense.

The upstream operations produced 289 mboe/day during the second quarter of 2002, the same as in the first quarter of 2002. Natural gas production increased to 572 mmcf/day from 566 mmcf/day in the first quarter of 2002.

UPDATED 2002 PRODUCTION FORECAST

Husky has updated its production forecast for 2002. Husky anticipates that 2002 production will average between 295 and 315 mboe/day. Production of light and medium crude oil and NGL is anticipated to average between 125 and 135 mbbls/day. Lloydminster heavy crude oil production is estimated to average between 77 and 80 mbbls/day. Natural gas production is estimated to average between 570 and 600 mmcf/day.

Industry Conditions

Benchmark Prices (averages)		Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
West Texas Intermediate ("WTI")	*(U.S. $/bbl)*	**$ 26.25**	$ 27.96	**$ 23.95**	$ 28.34
NYMEX natural gas	*(U.S. $/mmbtu)*	**$ 3.37**	$ 4.78	**$ 2.88**	$ 6.03
AECO natural gas	*($/GJ)*	**$ 4.19**	$ 6.85	**$ 3.68**	$ 8.59
WTI/Lloyd Blend differential	*(U.S. $/bbl)*	**$ 6.04**	$ 11.63	**$ 5.88**	$ 12.27
U.S./Canadian dollar exchange rate	*(U.S. $)*	**$ 0.643**	$ 0.649	**$ 0.635**	$ 0.652

The price for West Texas Intermediate ("WTI") fluctuated during the second quarter of 2002 between U.S. $23.48/bbl and U.S. $29.38/bbl averaging U.S. $26.25/bbl over the quarter for near-month delivery. WTI spot prices averaged almost U.S. $2.00/bbl lower in June than in May, however spot prices were rising at the end of June and averaged approximately U.S. $1.00/bbl higher in the first week of July than the June average.

The NYMEX near-month price for natural gas rose during the second quarter of 2002 reaching a high of U.S. $3.86/mmbtu on May 14, 2002 and then fluctuated downward during the remainder of the quarter closing the quarter at U.S. $3.25/mmbtu. The market for natural gas has been volatile as natural gas in storage has remained at higher than usual levels.

The Company's management believes that commodity prices are likely to remain volatile and uncertain.

Results of Operations

UPSTREAM

Revenues and Production

Husky's net revenues from upstream operations (after royalties and hedging) increased $57 million (10 percent) to $635 million in the second quarter of 2002 from $578 million in the second quarter of 2001. Total net revenues from upstream operations decreased $103 million (eight percent) in the first six months of 2002 to $1,146 million from $1,249 million in the first six months of 2001.

Upstream Earnings Summary [1]

	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Gross revenues	**$ 750**	$ 715	**$ 1,336**	$ 1,570
Royalties	**115**	137	**190**	321
Net revenues	**635**	578	**1,146**	1,249
Costs and expenses	**171**	155	**323**	284
EBITDA	**464**	423	**823**	965
Depletion, depreciation and amortization ("DD&A")	**202**	176	**402**	350
Operating profit ("EBIT")	**$ 262**	$ 247	**$ 421**	$ 615

[1] 2001 amounts as restated. Refer to note 3 to the consolidated financial statements.

Net Revenue Variance Analysis [(1)]

	Light/medium crude oil & NGL	Lloydminster heavy crude oil	Natural gas	Other	Total
Three months ended June 30, 2001	$ 234	$ 79	$ 261	$ 4	$ 578
Price changes	38	80	(137)	2	(17)
Volume changes	21	24	2	-	47
Royalties	(2)	(8)	35	-	25
Processing	-	-	-	2	2
Three months ended June 30, 2002	**$ 291**	**$ 175**	**$ 161**	**$ 8**	**$ 635**
Six months ended June 30, 2001	$ 475	$ 141	$ 619	$ 14	$ 1,249
Price changes	10	128	(440)	2	(300)
Volume changes	27	49	(12)	-	64
Royalties	16	(12)	128	-	132
Processing	-	-	-	1	1
Six months ended June 30, 2002	**$ 528**	**$ 306**	**$ 295**	**$ 17**	**$ 1,146**

(1) 2001 amounts as restated. Refer to note 3 to the consolidated financial statements.

Average Realized Prices

		Three months ended June 30		Six months ended June 30	
		2002	2001	**2002**	2001
Light/medium crude oil & NGL	*($/bbl)*	**$ 32.42**	$ 28.86	**$ 29.30**	$ 28.79
Lloydminster heavy crude oil	*($/bbl)*	**$ 27.02**	$ 15.52	**$ 23.87**	$ 14.69
Natural gas	*($/mcf)*	**$ 3.98**	$ 6.57	**$ 3.54**	$ 7.82

Royalty Rates

	Three months ended June 30		Six months ended June 30	
Percentage of upstream sales revenues, before royalties	**2002**	2001	**2002**	2001
Light/medium crude oil & NGL	**16%**	18%	**15%**	19%
Lloydminster heavy crude oil	**8%**	8%	**8%**	9%
Natural gas	**21%**	24%	**19%**	24%
Total	**15%**	20%	**14%**	21%

Daily Production, Before Royalties

		Three months ended June 30		Six months ended June 30	
		2002	2001	**2002**	2001
Light/medium crude oil & NGL	*(mbbls/day)*	**116.6**	108.6	**117.1**	112.0
Lloydminster heavy crude oil	*(mbbls/day)*	**76.9**	60.3	**76.9**	58.6
Natural gas	*(mmcf/day)*	**571.8**	570.8	**569.0**	577.4
Barrels of oil equivalent (6:1)	*(mboe/day)*	**288.9**	264.0	**288.8**	266.8

Product Mix				
	Three months ended June 30		Six months ended June 30	
Percentage of upstream sales revenues, net of royalties	**2002**	2001	**2002**	2001
Light/medium crude oil & NGL	**46%**	40%	**46%**	38%
Lloydminster heavy crude oil	**27%**	15%	**27%**	12%
Natural gas	**27%**	45%	**27%**	50%
	100%	100%	**100%**	100%

The increase in upstream revenues for the second quarter of 2002 compared with the second quarter of 2001 was primarily due to higher production of crude oil and natural gas, higher prices for crude oil and lower natural gas royalties. This positive effect was partially offset by lower prices for natural gas and NGL. During the second quarter of 2002, lower production of light/medium crude oil from properties in Western Canada was more than offset by production from Terra Nova. Production from the Terra Nova oil field, offshore the east coast of Canada, commenced in January, 2002 and averaged over 15 mbbls/day during the second quarter of 2002 (net to Husky). The decrease in the light/medium crude oil & NGL royalty rate in 2002 was mainly due to Terra Nova royalties, which are currently low until recovery of capital expenditures. An eight percent decline in light and medium crude oil production in Western Canada in the second quarter of 2002 compared with the same period in 2001 was mainly due to higher natural declines, capital program delays, an extended spring break-up, delayed tie-ins and higher turnaround and maintenance activity. Lloydminster heavy crude oil production was 28 percent higher in the second quarter of 2002 compared with the same quarter in 2001. The higher Lloydminster production resulted primarily from the 2001/2002 drilling program, an active well optimization/workover program, increased production from cold production wells and the addition of the Bolney/Celtic properties during the third quarter of 2001. Natural gas production in the second quarter of 2002 was the same as in the second quarter of 2001. Realized heavy crude oil prices averaged 74 percent higher during the second quarter of 2002 compared to the same period in 2001. Husky's average realized price for light and medium crude oil and NGL in the second quarter of 2002 was $32.42/bbl, 12 percent higher than that for the same period in 2001. Realized natural gas prices averaged 39 percent lower during the second quarter of 2002 compared with that for the second quarter in 2001.

The decrease in upstream net revenues for the first six months of 2002 compared with the first six months of 2001 was due to lower natural gas and NGL prices and lower natural gas production, the effects of which were partially offset by lower natural gas royalties. Natural gas production was approximately one percent lower during the first half of 2002 as completion and tie-in of wells from the winter drilling program were delayed.

Netbacks and Operating Costs [(1)]

Light/Medium Crude Oil Netbacks [(2)]				
	Three months ended June 30		Six months ended June 30	
Per boe	**2002**	2001	**2002**	2001
Sales revenues	**$ 32.33**	$ 29.51	**$ 29.22**	$ 29.57
Royalties	**4.63**	5.00	**3.96**	5.16
Operating costs	**7.30**	7.50	**7.46**	6.92
Netback	**$ 20.40**	$ 17.01	**$ 17.80**	$ 17.49

(1) 2001 amounts as restated. Refer to note 3 to the consolidated financial statements.
(2) Includes associated co-products converted to boe.

Lloydminster Heavy Crude Oil Netbacks [1]				
	Three months ended June 30		Six months ended June 30	
Per boe	**2002**	2001	**2002**	2001
Sales revenues	**$ 27.00**	$ 15.73	**$ 23.76**	$ 15.02
Royalties	**2.25**	1.54	**1.92**	1.41
Operating costs	**6.94**	8.11	**6.68**	8.13
Netback	**$ 17.81**	$ 6.08	**$ 15.16**	$ 5.48

Natural Gas Netbacks [2]				
	Three months ended June 30		Six months ended June 30	
Per mcfe	**2002**	2001	**2002**	2001
Sales revenues	**$ 4.05**	$ 6.42	**$ 3.62**	$ 7.61
Royalties	**0.95**	1.57	**0.77**	1.92
Operating costs	**0.71**	0.57	**0.64**	0.50
Netback	**$ 2.39**	$ 4.28	**$ 2.21**	$ 5.19

Total Upstream Netbacks [1]				
	Three months ended June 30		Six months ended June 30	
Per boe	**2002**	2001	**2002**	2001
Sales revenues	**$ 28.21**	$ 29.59	**$ 25.25**	$ 32.21
Royalties	**4.35**	5.78	**3.63**	6.66
Operating costs	**6.19**	6.19	**6.03**	5.75
Netback	**$ 17.67**	$ 17.62	**$ 15.59**	$ 19.80

[1] Includes associated co-products converted to boe.
[2] Includes associated co-products converted to mcfe.

Higher average unit operating cost in the first half of 2002 compared with the same period in 2001 was primarily attributable to production declines in shallow natural gas and mature waterflood properties.

Depletion, Depreciation and Amortization ("DD&A")

Total upstream DD&A per boe was $7.69 during the second quarter of 2002 compared with $7.32 during the same period in 2001. The higher DD&A per boe in the second quarter reflected the proportionately higher capital requirements associated with shallow natural gas, mature waterflood oil properties and the Terra Nova oil field development.

The same factors were responsible for the higher DD&A per boe in the first six months of 2002 compared with the same period in 2001.

MIDSTREAM

EBITDA from midstream operations in the second quarter of 2002 decreased 60 percent to $55 million from $137 million in the second quarter of 2001. The decrease in midstream EBITDA was due to a lower upgrading differential and lower throughput. Production of synthetic crude oil at the upgrader was significantly reduced during the quarter as a result of a scheduled full plant turnaround which lasted 16 days in June. Lower earnings from infrastructure and marketing operations were primarily due to lower pipeline throughput.

The same factors affected midstream EBITDA in the first six months of 2002 compared with the same period of 2001 except that higher income from marketing operations partially offset the lower income from pipeline operations.

Upgrading Operations

		Three months ended June 30		Six months ended June 30	
		2002	2001	**2002**	2001
Gross margin		**$ 49**	$ 142	**$ 124**	$ 275
Operating costs		**38**	53	**74**	122
Other expenses (recoveries)		**(2)**	6	**(3)**	11
EBITDA		**13**	83	**53**	142
DD&A		**4**	5	**9**	8
Operating profit ("EBIT")		**$ 9**	$ 78	**$ 44**	$ 134
Selected operating data:					
Upgrader throughput [(1)]	*(mbbls/day)*	**58.9**	75.5	**67.7**	74.7
Synthetic crude oil sales	*(mbbls/day)*	**51.3**	65.6	**61.2**	61.0
Upgrading differential	*($/bbl)*	**10.43**	19.56	**9.94**	20.55
Unit margin	*($/bbl)*	**10.55**	23.84	**11.20**	24.95
Unit operating cost [(2)]	*($/bbl)*	**7.13**	7.83	**6.01**	9.03

(1) Throughput includes diluent returned to the field.
(2) Based on throughput.

Upgrading EBITDA Variance Analysis

Three months ended June 30, 2001	$ 83
Volume	(34)
Differential	(59)
Operating costs - energy	9
Operating costs - non-energy	6
Other	8
Three months ended June 30, 2002	**$ 13**
Six months ended June 30, 2001	$ 142
Volume	1
Differential	(152)
Operating costs - energy	42
Operating costs - non-energy	6
Other	14
Six months ended June 30, 2002	**$ 53**

EBITDA from upgrading operations in the second quarter of 2002 was $13 million ($53 million first six months of 2002) compared with $83 million in the second quarter of 2001 ($142 million first six months of 2001). The lower upgrading EBITDA in the second quarter and first six months of 2002 compared with the same periods in 2001 was due to a narrower upgrading differential between the price of synthetic crude oil and the cost of blended heavy crude oil feedstock and lower throughput as a result of a full plant turnaround in June, partially offset by lower energy related operating costs.

Infrastructure and Marketing					
		Three months ended June 30		Six months ended June 30	
		2002	2001	**2002**	2001
Gross margin	- pipeline	**$ 14**	$ 27	**$ 30**	$ 50
	- other infrastructure and marketing	**30**	30	**72**	62
		44	57	**102**	112
Other expenses		**2**	3	**4**	4
EBITDA		**42**	54	**98**	108
DD&A		**5**	4	**9**	8
Operating profit ("EBIT")		**$ 37**	$ 50	**$ 89**	$ 100
Selected operating data:					
Aggregate pipeline throughput	*(mbbls/day)*	**448**	583	**458**	567

The lower EBITDA from infrastructure and marketing operations during the second quarter of 2002 compared with the same period in 2001 resulted primarily from lower pipeline throughput and margins due to increased competition for volumes.

During the first six months of 2002, infrastructure and marketing EBITDA was $98 million compared with $108 million in the same period in 2001. The decrease in EBITDA in the first half of 2002 was due to substantially the same factors as those affecting the second quarter of 2002 except that higher income from marketing operations partially offset the lower pipeline income.

REFINED PRODUCTS

Husky's total refined products EBITDA was $30 million for the second quarter of 2002 compared with $51 million for the second quarter of 2001. Lower margins for asphalt products and motor fuels were partially offset by higher sales volume of gasoline products.

The same factors affected refined products EBITDA in the first six months of 2002 except that higher sales volume of gasoline was offset by lower sales volume of diesel fuels.

Light Oil Products					
		Three months ended June 30		Six months ended June 30	
		2002	2001	**2002**	2001
Gross margin	- fuel sales	**$ 24**	$ 25	**$ 36**	$ 38
	- ancillary sales	**6**	6	**12**	13
		30	31	**48**	51
Operating expenses		**7**	6	**14**	13
Other expenses		**6**	4	**5**	7
EBITDA		**17**	21	**29**	31
DD&A		**7**	6	**13**	12
Operating profit ("EBIT")		**$ 10**	$ 15	**$ 16**	$ 19
Selected operating data:					
Number of fuel outlets				**575**	584
Fuel sales volume	*(million litres/day)*	**7.4**	7.3	**7.3**	7.4
Refinery throughput	*(mbbls/day)*	**7.7**	10.7	**9.3**	10.8

Asphalt Products					
		Three months ended June 30		Six months ended June 30	
		2002	2001	**2002**	2001
Gross margin		**$ 13**	$ 30	**$ 20**	$ 39
Other expenses		**-**	-	**1**	1
EBITDA		**13**	30	**19**	38
DD&A		**1**	1	**3**	3
Operating profit ("EBIT")		**$ 12**	$ 29	**$ 16**	$ 35
Selected operating data:					
Sales volume	*(mbbls/day)*	**20.5**	20.6	**19.1**	17.8
Refinery throughput	*(mbbls/day)*	**19.9**	20.5	**22.5**	21.3

CORPORATE

Interest Expense

Net interest expense was $3 million lower in the first six months of 2002 compared with the same period in 2001. During the first six months of 2002, capitalized interest was $14 million lower than the same period in 2001 as interest ceased to be capitalized on the Terra Nova project following commencement of production in January 2002.

The Company's average interest rate, including interest rate swaps, during the first six months of 2002 was 5.37 percent compared with 7.11 percent for the same period in 2001.

Foreign Exchange

The Company recorded foreign exchange gains of $57 million in the first six months of 2002 compared with $23 million of losses during the same period of 2001, primarily due to a strengthening of the Canadian dollar in 2002. Effective January 1, 2002, due to a change in Canadian generally accepted accounting principles, foreign exchange gains and losses on long-term monetary items are no longer deferred and amortized but are now reflected in the Statement of Earnings in the period they are determined. Foreign exchange for the comparative prior periods presented have been adjusted to reflect this change. The U.S./Canadian exchange rates at June 30, 2002 and December 31, 2001 expressed in Canadian dollars were $1.5187 and $1.5926, respectively and at June 30, 2001 and December 31, 2000 were $1.5177 and $1.5002, respectively.

Income Taxes

Income tax expense was $146 million during the first six months of 2002 compared with $296 million during the same period in 2001. Lower income tax expense in the first six months of 2002 was primarily due to lower pre-tax earnings and to the recognition of a non-recurring adjustment to future income taxes of $44 million resulting from reductions to the British Columbia and Alberta corporate income tax rates, a reduction in the federal corporate income tax rate for non-resource income and the recognition of additional tax deductions relating to foreign exchange losses of prior years. The same period in 2001 included a non-recurring adjustment to future income taxes of $42 million resulting from a reduction to the Alberta corporate income tax rate.

Sensitivity Analysis

The following table shows the annual effect on net earnings and cash flow of changes in certain key variables. The analysis is based on business conditions and production volumes during the second quarter of 2002. Each separate item in the sensitivity analysis assumes the others are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis						
Item	*Increase*	*Effect on Pre-tax Cash Flow*		*Effect on Net Earnings*		
		($ millions)	*($/share)*[5]	*($ millions)*	*($/share)*[5]	
WTI benchmark crude oil price	*U.S. $1.00/bbl*	94	0.22	59	0.14	
NYMEX benchmark natural gas price [1]	*U.S. $0.20/mmbtu*	39	0.09	23	0.05	
Light/heavy crude oil differential [2]	*Cdn. $1.00/bbl*	(31)	(0.07)	(19)	(0.04)	
Light oil margins	*Cdn. $0.005/litre*	14	0.03	8	0.02	
Asphalt margins	*Cdn. $1.00/bbl*	8	0.02	5	0.01	
Exchange rate (U.S. $ per Cdn. $) [3]	*U.S. $0.01*	(42)	(0.10)	(26)	(0.06)	
Interest rate [4]	*1%*	(13)	(0.03)	(8)	(0.02)	

[1] *Includes decrease in earnings related to natural gas consumption.*
[2] *Includes impact of upstream and upgrading operations only.*
[3] *Assumes no foreign exchange gain or loss. A new accounting standard eliminates the deferral of foreign exchange gains and losses on long-term monetary items. The impact of the Canadian dollar strengthening by U.S. $0.01 would be an increase of $18 million in net earnings based on June 30, 2002 U.S. $ denominated debt levels.*
[4] *Interest rate sensitivity based on annual weighted obligations.*
[5] *Based on June 30, 2002 common shares outstanding of 417.5 million.*

Liquidity and Capital Resources

SUMMARY

During the first six months of 2002, cash available from operating activities amounted to $855 million, a decrease of $248 million (22 percent) compared with the same period in 2001. Cash used for investing activities during the first six months of 2002 amounted to $807 million, an increase of $120 million compared with the same period in 2001. During the first six months of 2002, cash used for investing activities were comprised of capital expenditures of $787 million, investment in other assets of $7 million, corporate acquisitions of $3 million and a change in non-cash working capital of $27 million partially offset by sales of assets of $17 million.

INVESTING ACTIVITIES

Net capital investments during the first six months of 2002 were financed primarily by cash flow from operating activities and through the utilization of existing credit facilities.

Capital Expenditures

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Upstream				
Exploration				
Western Canada	**$ 37**	$ 57	**$ 159**	$ 135
East Coast Canada	**-**	26	**15**	39
International	**-**	1	**1**	1
	37	84	**175**	175
Development				
Western Canada	**119**	129	**342**	300
East Coast Canada	**154**	28	**177**	55
International	**22**	17	**41**	47
	295	174	**560**	402
	332	258	**735**	577
Midstream				
Upgrader	**12**	3	**21**	5
Infrastructure and marketing	**3**	5	**10**	30
	15	8	**31**	35
Refined Products	**9**	5	**13**	10
Corporate	**5**	2	**8**	2
	$ 361	$ 273	**$ 787**	$ 624

Upstream

During the first half of 2002 upstream capital expenditures in Western Canada were $501 million (second quarter of 2002 - $156 million). Exploration and development expenditures in the Lloydminster heavy oil area amounted to $85 million. During the first half of 2002, 126 wells were drilled in the Lloydminster area, of which 122 were completed and equipped. In Western Canada conventional areas 440 wells were drilled, of which 409 were completed and equipped. Exploration spending in Western Canada during the first half of 2002 was $159 million, or 32 percent of total Western Canada upstream capital expenditures. Exploration focus remained on plays extending from the Alberta foothills and Deep Basin through to northeast British Columbia and northwest Alberta.

During the first half of 2002, $192 million was spent on offshore East Coast of Canada exploration and development projects, which include White Rose ($180 million), Terra Nova ($10 million) and other exploration ($2 million). The Terra Nova oil field commenced production in January 2002.

During the first half of 2002, $41 million was spent on the Wenchang oil field development project offshore southern China. This project achieved first oil on July 7, 2002.

Wells Drilled [1]									
		Three months ended June 30				Six months ended June 30			
		2002		2001		**2002**		2001	
		Gross	**Net**	Gross	Net	**Gross**	**Net**	Gross	Net
Western Canada									
Exploration	Oil	**6**	**6**	15	15	**12**	**11**	62	60
	Gas	**19**	**18**	6	5	**107**	**101**	78	73
	Dry	**1**	**1**	3	3	**10**	**10**	29	28
		26	**25**	24	23	**129**	**122**	169	161
Development	Oil	**120**	**112**	132	129	**172**	**156**	242	231
	Gas	**14**	**10**	19	17	**240**	**226**	133	111
	Dry	**6**	**6**	8	7	**25**	**24**	31	29
		140	**128**	159	153	**437**	**406**	406	371
		166	**153**	183	176	**566**	**528**	575	532

[1] *Excludes stratigraphic test wells.*

Midstream

Midstream capital expenditures for property, plant and equipment during the first half of 2002 were $31 million including $21 million for the Husky Lloydminster Upgrader (2001 - $5 million) and $10 million for pipeline and cogeneration projects (2001 - $30 million).

Refined Products

Refined products capital expenditures amounted to $13 million during the first half of 2002, including $6 million for marketing outlet improvements, $1 million on asphalt distribution systems, $5 million for various improvements at the Lloydminster asphalt refinery and $1 million at the Prince George refinery compared with total refined product capital expenditures of $10 million in the first half of 2001.

FINANCING ACTIVITIES

Total debt, net of cash and cash equivalents of $172 million, was $2,176 million at June 30, 2002 compared with $2,192 million at December 31, 2001.

Effective June 14, 2002, the Company issued U.S. $400 million of 6.25 percent notes under a U.S. $1 billion base shelf prospectus dated June 6, 2002. See note 6 to the consolidated financial statements.

The Company believes its internally generated liquidity, together with access to external credit resources, will be sufficient to satisfy existing commitments and plans, and also to provide adequate flexibility to take advantage of potential business opportunities.

Common Share Information

(thousands of shares, except per share amounts)		Six months ended June 30 2002	Year ended December 31 2001
Share price [1]	High	**$ 17.98**	$ 20.95
	Low	**$ 14.20**	$ 13.10
	Close at end of period	**$ 16.66**	$ 16.47
Average daily trading volume		**520**	625
Weighted average number of common shares outstanding			
	Basic	**417,225**	416,100
	Diluted	**419,313**	418,640
Number of common shares outstanding at end of period		**417,472**	416,878

(1) Trading in the common shares of Husky Energy Inc. ("HSE") commenced on The Toronto Stock Exchange on August 28, 2000. The Company is represented in the S&P/TSX Composite, S&P/TSX Canadian Energy Sector and in the S&P/TSX 60 indices.

Certain statements contained in this release, including statements which may contain words such as "could", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Actual future results may differ materially. Husky's annual report to shareholders and other documents filed with securities regulatory authorities describe the risks, uncertainties and other factors, such as changes in business plans and estimated amounts and timing of capital expenditures and changes in estimates of future production, that could influence actual results.

CONSOLIDATED BALANCE SHEETS

(millions of dollars)	**June 30 2002**	December 31 2001
	(unaudited)	*(audited)*
Assets		
Current assets		
Cash and cash equivalents	**$ 172**	$ -
Accounts receivable	**418**	376
Inventories	**244**	226
Prepaid expenses	**22**	24
	856	626
Property, plant and equipment - (full cost accounting)	**13,836**	13,078
Less accumulated depletion, depreciation and amortization	**4,771**	4,363
	9,065	8,715
Other assets (*note 3*)	**44**	29
	$ 9,965	$ 9,370
Liabilities and Shareholders' Equity		
Current liabilities		
Bank operating loans *(note 5)*	**$ -**	$ 100
Accounts payable and accrued liabilities	**821**	821
Long-term debt due within one year *(note 6)*	**172**	144
	993	1,065
Long-term debt *(note 6)*	**2,176**	1,948
Site restoration provision	**237**	212
Future income taxes *(note 8)*	**1,772**	1,659
Shareholders' equity		
Capital securities and accrued return	**349**	367
Common shares *(note 7)*	**3,401**	3,397
Retained earnings	**1,037**	722
	4,787	4,486
	$ 9,965	$ 9,370
Commitments *(note 9)*		
Common shares outstanding *(millions) (note 7)*	**417.5**	416.9

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2001 amounts as restated.

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

(millions of dollars, except per share amounts)	Three months ended June 30 **2002**	Three months ended June 30 2001	Six months ended June 30 **2002**	Six months ended June 30 2001
Sales and operating revenues, net of royalties (*note 3*)	**$1,659**	$1,731	**$3,018**	$3,511
Costs and expenses				
Cost of sales and operating expenses (*note 3*)	**1,105**	1,110	**2,008**	2,215
Selling and administration expenses	**18**	23	**38**	40
Depletion, depreciation and amortization	**223**	196	**444**	388
Interest - net *(note 6)*	**24**	26	**51**	54
Foreign exchange *(note 3)*	**(65)**	(50)	**(57)**	23
Other - net	**2**	1	**(1)**	4
	1,307	1,306	**2,483**	2,724
Earnings before income taxes	**352**	425	**535**	787
Income taxes *(note 8)*				
Current	**6**	5	**34**	10
Future	**83**	121	**112**	286
	89	126	**146**	296
Net earnings	**$ 263**	$ 299	**$ 389**	$ 491
Earnings per share *(note 11)*				
Basic	**$ 0.64**	$ 0.74	**$ 0.93**	$ 1.15
Diluted	**$ 0.64**	$ 0.73	**$ 0.93**	$ 1.15
Weighted average number of common shares outstanding *(millions) (note 11)*				
Basic	**417.4**	415.9	**417.2**	415.8
Diluted	**419.6**	418.3	**419.3**	417.9

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of dollars)	Three months ended June 30 **2002**	Three months ended June 30 2001	Six months ended June 30 **2002**	Six months ended June 30 2001
Beginning of period	**$ 805**	$ 391	**$ 722**	$ 304
Net earnings	**263**	299	**389**	491
Dividends on common shares	**(37)**	(38)	**(75)**	(75)
Return on capital securities (net of related taxes and foreign exchange)	**6**	5	**1**	(12)
Foreign exchange (retroactive adjustment)	**-**	-	**-**	(51)
End of period	**$1,037**	$ 657	**$1,037**	$ 657

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2001 amounts as restated.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(millions of dollars, except per share amounts)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Operating activities				
Net earnings	**$ 263**	$ 299	**$ 389**	$ 491
Items not affecting cash				
Depletion, depreciation and amortization	**223**	196	**444**	388
Future income taxes	**83**	121	**112**	286
Foreign exchange - non cash *(note 3)*	**(71)**	(54)	**(70)**	15
Other	**-**	(1)	**(4)**	1
Cash flow from operations	**498**	561	**871**	1,181
Change in non-cash working capital *(note 10)*	**(2)**	(113)	**(16)**	(78)
	496	448	**855**	1,103
Financing activities				
Bank operating loans financing - net	**(120)**	(53)	**(100)**	(27)
Long-term debt issue	**772**	-	**972**	-
Long-term debt repayment	**(535)**	(1)	**(646)**	(303)
Return on capital securities payment	**-**	-	**(16)**	(15)
Debt issue costs	**(7)**	-	**(7)**	-
Deferred credits	**-**	3	**-**	-
Proceeds from exercise of stock options	**1**	2	**4**	2
Dividends on common shares	**(37)**	(38)	**(75)**	(75)
Change in non-cash working capital *(note 10)*	**(5)**	71	**(8)**	2
	69	(16)	**124**	(416)
Available for investing	**565**	432	**979**	687
Investing activities				
Capital expenditures	**(361)**	(273)	**(787)**	(624)
Corporate acquisitions	**(1)**	(29)	**(3)**	(34)
Asset sales	**5**	9	**17**	36
Other assets	**(9)**	2	**(7)**	3
Change in non-cash working capital *(note 10)*	**(27)**	(141)	**(27)**	(68)
	(393)	(432)	**(807)**	(687)
Increase in cash and cash equivalents	**172**	-	**172**	-
Cash and cash equivalents at beginning of period	**-**	-	**-**	-
Cash and cash equivalents at end of period	**$ 172**	$ -	**$ 172**	$ -
Cash flow from operations per share *(note 11)*				
Basic	**$ 1.18**	$ 1.33	**$ 2.05**	$ 2.80
Diluted	**$ 1.17**	$ 1.32	**$ 2.04**	$ 2.79

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2001 amounts as restated.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2002 (*unaudited*)

Except where indicated and per share amounts, all dollar amounts are in millions of Canadian dollars.

Note 1 Segmented Financial Information

	Upstream		Midstream				Refined Products	
			Upgrading		Infrastructure and Marketing			
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Three months ended June 30 [1]								
Sales and operating revenues, net of royalties	**$ 635**	$ 578	**$ 195**	$ 259	**$ 958**	$ 839	**$ 322**	$ 345
Costs and expenses [2]	**171**	155	**182**	176	**916**	785	**292**	294
EBITDA	**464**	423	**13**	83	**42**	54	**30**	51
Depletion, depreciation and amortization	**202**	176	**4**	5	**5**	4	**8**	7
Operating profit ("EBIT")	**$ 262**	$ 247	**$ 9**	$ 78	**$ 37**	$ 50	**$ 22**	$ 44
Interest - net								
Earnings (loss) before income taxes								
Current income taxes								
Future income taxes								
Net earnings (loss)								
Capital expenditures - Three months ended June 30	**$ 332**	$ 258	**$ 12**	$ 3	**$ 3**	$ 5	**$ 9**	$ 5
Six months ended June 30 [1]								
Sales and operating revenues, net of royalties	**$ 1,146**	$ 1,249	**$ 416**	$ 484	**$ 1,910**	$ 2,431	**$ 553**	$ 646
Costs and expenses [2]	**323**	284	**363**	342	**1,812**	2,323	**505**	577
EBITDA	**823**	965	**53**	142	**98**	108	**48**	69
Depletion, depreciation and amortization	**402**	350	**9**	8	**9**	8	**16**	15
Operating profit ("EBIT")	**$ 421**	$ 615	**$ 44**	$ 134	**$ 89**	$ 100	**$ 32**	$ 54
Interest - net								
Earnings (loss) before income taxes								
Current income taxes								
Future income taxes								
Net earnings (loss)								
Capital expenditures - Six months ended June 30	**$ 735**	$ 577	**$ 21**	$ 5	**$ 10**	$ 30	**$ 13**	$ 10
Identifiable assets - As at June 30 [3]	**$ 7,668**	$ 6,799	**$ 617**	$ 572	**$ 411**	$ 390	**$ 321**	$ 320

[1] 2001 amounts as restated.
[2] Costs and expenses include cost of sales and operating expenses, selling and administration expenses, foreign exchange and other - net.
[3] Identifiable assets by segment are the total assets specifically attributable to those operations at June 30. Corporate accounts include accounts receivable, inventories, prepaid expenses, other assets an
[4] Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

Note 2 **Significant Accounting Policies**

The interim consolidated financial statements of Husky Energy Inc. ("Husky" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001. Certain information provided for prior periods has been reclassified to conform with current presentation.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand and deposits with a maturity of less than three months.

Note 3 **Accounting Changes**

Effective January 1, 2002, the Company retroactively adopted the revised recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. The new recommendations eliminated the deferral and amortization of foreign exchange gains and losses on long-term monetary items. This change resulted in a reduction of retained earnings at January 1, 2001 of $51 million. This change also resulted in a reduction to other assets of $133 million, a reduction to the future income tax liability of $36 million and an increase to capital securities of $17 million as at December 31, 2001. Net earnings for the six months ended June 30, 2001 were reduced by $5 million and retained earnings were reduced by $8 million, which included an adjustment to the accrued return on the capital securities.

In 2001 and previously, the Company presented certain crown charges as a component of operating expenses. These charges have been reclassified as royalties for 2002 and for all comparative periods presented in these financial statements. There is no impact on the earnings or cash flow of the Company as a result of this change.

Note 4 **Financial Instruments and Risk Management**

Interest Rate Risk

The Company has entered into interest rate swap arrangements whereby the fixed interest rate coupon on certain debt was swapped to floating rates with the following terms:

Debt	Amount (millions)	Swap Maturity	Swap Rate (%)
6.875% notes	U.S. $ 35	November 15, 2003	U.S. LIBOR - 13 bps
6.95% medium-term notes	$200	July 14, 2009	CDOR + 175 bps
7.125% notes	U.S. $150	November 15, 2006	U.S. LIBOR + 235 bps
7.55% debentures	U.S. $200	November 15, 2011	U.S. LIBOR + 194 bps
6.25% senior notes	U.S. $150	June 15, 2012	U.S. LIBOR + 88 bps

During the first six months of 2002, the Company recognized a gain of $12 million from interest rate management activities (2001 - nil).

Sale of Accounts Receivable

The Company has an agreement to sell trade receivables of up to $220 million on a continual basis. The agreement calls for purchase discounts, based on Canadian commercial paper rates, to be paid on an ongoing basis. The average effective rate during the first six months of 2002 was 2.60 percent (first six months 2001 - 5.67 percent). The Company has potential exposure to an immaterial amount of credit loss under this agreement. At June 30, 2002, $220 million of trade receivables had been sold under the agreement.

Note 5 Bank Operating Loans

At June 30, 2002 the Company did not have any outstanding bank operating loans compared with $100 million at December 31, 2001. The Company has $195 million in short-term borrowing facilities available to it. The interest rates applicable to these facilities vary and are based on Canadian prime, Bankers' Acceptance, money market rates or U.S. dollar equivalents.

Note 6 Long-term Debt

			Maturity	**June 30 2002**	Dec. 31 2001
Long-term debt					
Revolving syndicated credit facility	*-2001*	*U.S. $116*	2006	**$ -**	$ 185
6.25% notes	*-2002*	*U.S. $400*	2012	**607**	-
6.875% notes	*-2002 & 2001*	*U.S. $150*	2003	**228**	239
7.125% notes	*-2002 & 2001*	*U.S. $150*	2006	**228**	239
7.55% debentures	*-2002 & 2001*	*U.S. $200*	2016	**304**	318
8.45% senior secured bonds	*-2002*	*U.S. $168;*			
	2001	*U.S. $173*	2002-12	**255**	276
Private placement notes	*-2002*	*U.S. $83;*			
	2001	*U.S. $85*	2003-5	**126**	135
Medium-term notes			2002-9	**600**	700
Total long-term debt				**2,348**	2,092
Amount due within one year				**(172)**	(144)
				$ 2,176	$ 1,948

At June 30, 2002, the Company did not have any borrowings under the Company's syndicated credit facility. During the second quarter the amount of this facility was reduced from $1 billion to $940 million. Interest rates under the facility vary based on Canadian prime, Bankers' Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company's senior unsecured debt and whether the facility is revolving or non-revolving.

Effective June 14, 2002 the Company issued U.S. $400 million of 6.25 percent notes due June 15, 2012. The notes were priced to yield 6.312 percent. Net proceeds from the issue were used to repay bank indebtedness and for general corporate purposes. The notes are redeemable at the option of the Company at any time. Interest is payable semi-annually. The notes were issued under a base shelf prospectus dated June 6, 2002 filed with securities regulatory authorities in Canada and the United States. The prospectus permits Husky to offer for sale, from time to time, up to U.S. $1 billion of debt securities during the 25 months from June 6, 2002. The notes rank on equal footing with other unsecured indebtedness of the Company.

Interest - net consists of:

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Long-term debt	**$ 29**	$ 37	**$ 60**	$ 77
Short-term debt	**1**	1	**2**	2
	30	38	**62**	79
Amount capitalized	**(4)**	(12)	**(10)**	(24)
	26	26	**52**	55
Interest income	**(2)**	-	**(1)**	(1)
	$ 24	$ 26	**$ 51**	$ 54

Note 7

Share Capital

The Company's authorized share capital consists of an unlimited number of no par value common and preferred shares. Changes to issued share capital during 2002 were as follows:

	Number of Common Shares	Amount
Balance at December 31, 2001	416,878,093	$ 3,397
Exercised for cash - options and warrants	593,465	4
Balance at June 30, 2002	**417,471,558**	**$ 3,401**

As the Company follows the intrinsic value method of accounting for stock-based compensation, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan after January 1, 2002, the Company's pro-forma net earnings and earnings per share would have been the same as those reported.

The weighted average fair market value of options granted in the first six months of 2002 was $5.99 per option. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

Modified Black-Scholes Assumptions	
Risk-free interest rate	3.5%
Volatility	45%
Expected life	Five years
Expected annual dividend per share	$0.36

A summary of the status of the Company's fixed stock option plan and changes during 2002 is presented below:

Fixed Options	Three months ended June 30, 2002		Six months ended June 30, 2002	
	Number of Shares *(thousands)*	Weighted Average Exercise Prices	Number of Shares *(thousands)*	Weighted Average Exercise Prices
Outstanding, beginning of period	8,413	$13.84	8,602	$13.78
Granted	129	$16.40	329	$16.32
Exercised	(80)	$13.63	(243)	$13.58
Forfeited	(153)	$14.36	(379)	$14.19
Outstanding, June 30	**8,309**	**$13.87**	**8,309**	**$13.87**
Options exercisable at June 30			2,742	$13.79

At June 30, 2002, the options outstanding had exercise prices ranging from $11.16 to $19.76 with a weighted average contractual life of 3.2 years.

Shares potentially issuable on the settlement of the capital securities have not been included in the determination of diluted earnings and cash flow per share, as the Company has neither the obligation nor intention to settle amounts due through the issue of shares.

Note 8 Income Taxes

Income tax expense in the first six months of 2002 included a non-recurring adjustment to future income taxes of $44 million resulting from reductions to the British Columbia and Alberta corporate income tax rates, a reduction in the federal corporate income tax rate for non-resource income and the recognition of additional tax deductions relating to foreign exchange losses of prior years. The same period in 2001 included a non-recurring adjustment to future income taxes of $42 million resulting from a reduction to the Alberta corporate income tax rate.

Note 9 Commitments

The Company has awarded various contracts for the construction of the floating production, storage and offloading vessel and several other components of the White Rose development project with expected completion dates in 2005.

Note 10 Cash Flows

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
a) Changes in non-cash working capital were as follows:				
Decrease (increase) in non-cash working capital				
Accounts receivable	**$ 115**	$ 114	**$ (38)**	$ 106
Inventories	**(17)**	(35)	**(18)**	(48)
Prepaid expenses	**4**	(1)	**2**	(1)
Accounts payable and accrued liabilities	**(136)**	(261)	**3**	(201)
Change in non-cash working capital	**(34)**	(183)	**(51)**	(144)
Relating to:				
Financing activities	**(5)**	71	**(8)**	2
Investing activities	**(27)**	(141)	**(27)**	(68)
Operating activities	**$ (2)**	$ (113)	**$ (16)**	$ (78)
b) Other cash flow information:				
Cash taxes paid	**$ -**	$ 5	**$ 14**	$ 13
Cash interest paid	**$ 35**	$ 37	**$ 70**	$ 73

Note 11 Net Earnings and Cash Flow from Operations Per Common Share

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Cash flow from operations	**$ 498**	$ 561	**$ 871**	$1,181
Return on capital securities	**(7)**	(7)	**(15)**	(16)
Cash flow from operations available to common shareholders	**$ 491**	$ 554	**$ 856**	$1,165
Net earnings	**$ 263**	$ 299	**$ 389**	$ 491
Return on capital securities (net of related taxes and foreign exchange)	**6**	7	**-**	(12)
Net earnings available to common shareholders	**$ 269**	$ 306	**$ 389**	$ 479
Weighted average number of common shares outstanding - Basic *(millions)*	**417.4**	415.9	**417.2**	415.8
Effect of dilutive stock options and warrants	**2.2**	2.4	**2.1**	2.1
Weighted average number of common shares outstanding - Diluted *(millions)*	**419.6**	418.3	**419.3**	417.9
Cash flow from operations				
Per share - Basic	**$ 1.18**	$ 1.33	**$ 2.05**	$ 2.80
- Diluted	**$ 1.17**	$ 1.32	**$ 2.04**	$ 2.79
Net earnings				
Per share - Basic	**$ 0.64**	$ 0.74	**$ 0.93**	$ 1.15
- Diluted	**$ 0.64**	$ 0.73	**$ 0.93**	$ 1.15

Terms and Abbreviations

bbls	barrels
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfe	thousand cubic feet of gas equivalent
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
NGL	natural gas liquids
hectare	1 hectare is equal to 2.47 acres
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Cash Flow from Operations	Earnings from operations plus non-cash charges
EBIT	Earnings from operations before interest and taxes (operating profit)
EBITDA	Earnings from operations before interest, income taxes and depletion, depreciation and amortization
Equity	Capital securities and accrued return, shares and retained earnings
Free Cash Flow	Cash flow from operations less capitalized administration and capitalized interest
Total Debt	Long-term debt including current portion and short-term
Cold Production	A production process that achieves high recovery rates through the use of progressive cavity pumps, which simultaneously produce heavy oil and sand from unconsolidated formations.

Natural gas converted on the basis that six mcf equals one barrel of oil.

In this report, the terms "Husky Energy Inc.","Husky" or "the Company" mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.

Husky Energy will host a conference call for analysts and investors on Thursday, August 1, 2002 at 4:15 p.m. Eastern time to discuss Husky's second quarter results. To participate, please dial 1-888-568-1774 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1-888-568-1403 beginning at 4:05 p.m.

Those who are unable to listen to the call live may listen to a recording of the call by dialing 1-800-558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 20737262. The PostView will be available until Thursday, August 8, 2002.

For further information, please contact:

Investor Relations
Richard M. Alexander
Vice President, Investor Relations and Communications
Tel: (403) 298-6952
Fax: (403) 750-5010

Media Relations
Donald Campbell
Manager, Corporate Communications
Tel: (403) 298-7088
Fax: (403) 298-6515

707 - 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
Telephone: (403) 298-6111 Facsimile: (403) 750-5010 Website: www.huskyenergy.ca
e-mail: Investor.Relations@huskyenergy.ca